UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1 )1

Litfunding Corp.

(Name of Issuer)

Common Stock $0.001 Par Value

(Title of Class of Securities)

536782 10 5

(CUSIP Number)

Gary Rasmussen, General Partner

Rochester Capital Partners, LP.

3155 E. Patrick Lane, Suite 1

Las Vegas, NV 89120

(702) 898-8388

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Amy Trombly, Esq.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

(617) 243-0060

June 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |  |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 536782 10 5	13D	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rochester Capital Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 49,600,300 *
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 49,600,300 *
WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,600,300 *
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
X

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.5% **
14		TYPE OF REPORTING PERSON* PN

*

Does not include 718,000 shares of common stock owned directly by Mr. Rasmussen, the General Partner of Rochester Capital Partners, and 750,000 shares of Series B Convertible Preferred Stock, of which Rochester Capital Partners disclaims any beneficial interest.

**   The calculation of the foregoing percentage is based on 79,386,902 shares of the Issuer's common stock outstanding, as reported on the Issuer's most recent quarterly report on Form 10-QSB, filed on May 21, 2007.

CUSIP No. 536782 10 5	13D	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary Rasmussen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* PF,OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 51,068,300 *
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 51,068,300 *
WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,068,300 *
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.7% **
14		TYPE OF REPORTING PERSON* IN

*

Includes 49,600,300 shares of common stock owned by Rochester Capital Partners, of which Mr. Rasmussen is the General Partner and exercises dispositive and voting control over, 718,000 shares owned directly by Mr. Rasmussen and 750,000 shares of common stock potentially issuable upon conversion of 750,000 shares of Series B Convertible Preferred Stock upon the spin-off of the Issuer’s subsidiary, Global Universal Film Group, Inc.

**   The calculation of the foregoing percentage is based on 79,386,902 shares of the Issuer's common stock outstanding as reported on the Issuer's most recent quarterly report on Form 10-QSB, filed on May 21, 2007.

CUSIP No. 536782 10 5	13D	Page 4 of 7 Pages

Item 1.

Security and Issuer.

This Statement on Schedule 13D, as amended, (this "Statement") relates to the common stock, $0.001 par value per share, of LitFunding Corp., a Nevada corporation (the "Issuer”). The principal executive offices of LitFunding are located at 6375 S. Pecos Rd., Suite 217, Las Vegas, NV 89120.

Item 2.

Identity and Background.

(a)

This Statement is being filed by Rochester Capital Partners, L.P., a Nevada limited partnership (”Rochester Capital Partners”), and Gary Rasmussen, its General Partner (each a "Reporting Person" and collectively, the "Reporting Persons").

(b)

The address for each of the Reporting Persons is:

Rochester Capital Partners - 3155 E. Patrick Lane, Suite 1, Las Vegas, NV 89120.

Gary Rasmussen – 11684 Ventura Blvd., #545, Studio City, CA 91604.

(c)

Rochester Capital Partners is engaged in providing consulting services and making investments in micro cap companies. Mr. Rasmussen is a business consultant and provides consulting services to the Rochester Capital Partners. He is also the General Partner. Rochester Capital Partners has provided consulting services to the Issuer for the past two years and continues to provide consulting services to the Issuer.

(d)

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Rasmussen is a citizen of the United States of America. Rochester Capital Partners is a Nevada limited partnership.

Item 3.

Source or Amount of Funds or Other Consideration.

Pursuant to the terms of a Binding Letter Agreement, dated March 5, 2007 (the “Letter Agreement”), wherein the Issuer issued 40 million shares of common stock to Rochester Capital Partners in exchange for $250,000, payable by a promissory note due and payable in full within sixty days. Rochester Capital Partners advanced immediate funds of $15,000 to be used as working capital. In addition to the $250,000, Rochester Capital Partners agreed to provide additional funding to the Issuer of up to $180,000, for which it may acquire up to an additional 5 million shares of the Issuer’s stock.

At closing, Rochester Capital Partners immediately assigned its interest in 21 million shares to Lehars Handels Ges., M.b.H. (“Lehars”), for consideration of $300,000 to be received within 30 days, and a residual interest after a period of two years to re-acquire between 1.4 and 14 million shares, depending on the price of the shares in the future.  The remaining 19 million shares were issued to Rochester Capital Partners, and received on March 9, 2007.  Further, in accordance with the terms of the Letter Agreement, Rochester Capital Partners acquired an additional 11 million shares of common stock directly from Morton Reed, the Issuer’s Chief Executive Officer, in exchange for consideration of $65,000.

Lehars subsequently defaulted on the $300,000 and returned to the Issuer the certificate for 21 million shares on or about June 18, 2007. On July 10, 2007, the Issuer sent the Lehars certificate in to its transfer agent to be reissued to Rochester Capital Partners.

CUSIP No. 536782 10 5	13D	Page 5 of 7 Pages

On June 7, 2007, Rochester Capital Partners submitted a certificate to the transfer agent to be reissued in the names of its limited partners. The number of shares distributed to the limited partners was 1,750,000 shares of common stock. The certificates were received by the limited partners on or about June 20, 2007.

On July 1, 2007, Rochester Capital Partners gifted 15,000 shares of common stock to a relative of Mr. Rasmussen. This was a bona fide gift and Mr. Rasmussen did not receive consideration in exchange for the shares.

Item 4.

Purpose of the Transaction.

On March 5, 2007, the Issuer, Morton Reed and Rochester Capital Partners entered into a Letter Agreement. All references to said Letter Agreement herein are qualified in their entirety by reference to the actual Letter Agreement, a copy of which was filed as Exhibit 10.1 to a Form 8-K filed by LitFunding on March 7, 2007.

Prior to the Letter Agreement, the Reporting Persons acquired shares of the Issuer in connection with consulting agreements. The shares of common stock acquired pursuant to the Letter Agreement were acquired for investment purposes and were originally acquired without the purpose or effect of changing or influencing control of the Issuer.  The Reporting Persons intend to review on a continuing basis the investment in the Issuer’s securities.  Based on such review and depending on the price and availability of the Issuer's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Issuer, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment policies of the Reporting Persons, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

As part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons and their affiliates may consider any or all of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, including, but not limited to, the spin-off of Global Universal Film Group whereby the shareholders of the Issuer will receive a stock dividend; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Except as set forth above or in other Items of this Statement, the Reporting Persons do not have any specific plans or proposals which relate to, or which would result in, or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of this Schedule 13D, as amended.

Item 5.

Interest in Securities of the Issuer.

(a)

As of the date of the filing of this Statement, Mr. Rasmussen is deemed to beneficially own 51,068,300 shares of common stock of the Issuer.  Such amount is 63.7% of the outstanding shares of the Issuer based on 79,386,902 shares outstanding on March 31, 2007, as reported on the Issuer’s most recently filed quarterly report on Form 10-QSB filed May 21, 2007.  Mr. Rasmussen’s revocable living trust serves as the General Partner for Rochester Capital Partners and as such has the power to vote and direct the disposition of all the shares held by Rochester Capital Partners.  Mr. Rasmussen owns 718,000 common shares directly and may acquire 750,000 common shares upon the conversion of 750,000 shares of Series B Convertible Preferred Stock. The Series B Preferred Stock may be converted at any time upon the spin-off of the Issuer’s wholly-owned subsidiary, Global Universal Film Group, Inc. The Series B Convertible Preferred Stock is non-voting.

CUSIP No. 536782 10 5	13D	Page 6 of 7 Pages

As of the date of the filing of this Statement, Rochester Capital Partners is deemed to beneficially own 49,600,300 shares of common stock of the Issuer.  Such amount is 62.5% of the outstanding shares of the Issuer based on 79,386,902 shares outstanding on March 31, 2007.  The beneficial shares owned by Rochester Capital Partners include 49,600,300 shares of common stock.

(b)

Mr. Rasmussen has sole power to vote and dispose of 718,000 common shares of the Issuer.  Mr. Rasmussen has sole dispositive power over 750,000 shares of Series B Convertible Preferred Stock, however the Series B Convertible Preferred Stock is non-voting. Rochester Capital Partners and Mr. Rasmussen share power to vote and direct the disposition of 49,600,300 shares of the Issuer held by Rochester Capital Partners. .

(c)

On June 20, 2007, Rochester Capital Partners disbursed a total of 1,750,000 shares of the Issuer’s common stock to its limited partners. Shares were distributed without cost. On July 1, 2007, Rochester Capital Partners gifted 15,000 shares of common stock to a relative of Mr. Rasmussen. On July 10, 2007, the Issuer submitted the Lehars certificate to its transfer agent with instructions to reissue this certificate totaling 21 million shares to Rochester Capital Partners.

(d)

Mr. Rasmussen has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of Rochester Capital Partners, LP.  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Letter Agreement entered into between the Issuer, Morton Reed and Rochester Capital Partners, and the consulting arrangement Rochester Capital Partners has with the Issuer, the Reporting Persons do not have any other contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.

Material to be filed as Exhibits.

The following document relating to the securities of the Issuer is incorporated herein by reference:

Binding Letter Agreement between the Issuer and Rochester Capital Partners LP, dated March 5, 2007 (included as exhibit 10.1 to the Form 8-K filed March 7, 2007 and incorporated herein by reference).

CUSIP No. 536782 10 5	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rochester Capital Partners, LP.
By: Gary A. Rasmussen Revocable Living Trust U/A/D 10-30-1992, General Partner
Dated: August 2, 2007	By: /s/ Gary Rasmussen
Gary Rasmussen
Trustee